UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-35166

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS INNOVATIONS RETIREMENT SAVINGS PLAN

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS INNNOVATIONS, INC.

520 Lake Cook Road Deerfield, Illinois 60015

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Innovations Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Fortune Brands Innovations Employee Benefits Committee and Plan Participants of

Fortune Brands Innovations Retirement Savings Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Innovations Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2020.

Chicago, Illinois

June 28, 2024

Fortune Brands Innovations Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022 (Dollars in thousands)

	2023		2022
Assets
Plan’s interest in Fortune Brands Innovations, Inc.
Defined Contribution Master Trust	$ 708,830		$ 845,106
Receivables
Company contributions	12,083		11,574
Participant contributions	403		332
Notes receivable from participants	9,217		11,066
Total receivables	21,703		22,972
NET ASSETS AVAILABLE FOR BENEFITS	$ 730,533		$ 868,078
		.

The accompanying notes are an integral part of these statements.

Fortune Brands Innovations Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2023 and 2022

(Dollars in thousands)

	2023	2022
Additions
Change in Plan’s interest in Fortune Brands Innovations, Inc. Defined Contribution Master Trust	$ 110,642	$ —
Interest income on notes receivable from participants	469	485
Company contributions	24,922	31,040
Participant contributions	31,330	44,938
Rollover contributions	7,018	9,091
Total additions	174,381	85,554
Deductions
Change in Plan’s interest in Fortune Brands Innovations, Inc. Defined Contribution Master Trust	—	179,797
Benefits paid to participants	81,508	90,686
Total deductions	81,508	270,483
Net increase (decrease) prior to transfers	92,873	(184,929)
Transfers (from) to the Plan, net (See Note C)	(230,418)	43,499
NET DECREASE	(137,545)	(141,430)
Net assets available for benefits
Beginning of year	868,078	1,009,508
End of year	$ 730,533	$ 868,078

The accompanying notes are an integral part of these statements.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

NOTE A—DESCRIPTION OF PLAN

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Fortune Brands Innovations, Inc. is a leading home, security and commercial building products company (“Fortune Brands”). Historically, Fortune Brands operated a cabinets business that manufactured and sold cabinets and vanities for the kitchen, bath and other parts of the home. On December 14, 2022, Fortune Brands separated its cabinets business, MasterBrand, Inc. (“MasterBrand”), via a tax-free spin-off transaction (the “Separation”). The Separation created two independent, publicly traded companies. Immediately following completion of the Separation, the Company changed its name from Fortune Brands Home & Security, Inc. to Fortune Brands Innovations, Inc.

Fortune Brands maintains a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands and its operating companies named the Fortune Brands Innovations Retirement Savings Plan (the “Plan”). The name of the Plan was changed from Fortune Brands Home & Security Retirement Savings Plan following the Fortune Brands’ name change in December 2022. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by Fortune Brands and is intended to comply with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan’s administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participated in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan during the year ended December 31, 2023 included: Fortune Brands Water Innovations, LLC (“FBWI”); Moen Incorporated (“Moen”); Rohl LLC (“Rohl”); Victoria & Albert Bath LLC (“Victoria & Albert”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); Master Lock Company LLC (“Master Lock”); and Fiber Composites, LLC (“Fiberon”), Larson Manufacturing Company of South Dakota, LLC, Larson Manufacturing Company, Inc., Larson Manufacturing Company of Iowa, LLC, AEI, LLC and Comfort Bilt, LLC (collectively, “Larson”) and Solar Innovations, Inc. (“Solar”), included ASSA Abloy Residential Group, Inc. and August Home, Inc. (the “Emtek and August”). During the year ended December 31, 2022, operating companies also included MasterBrand Cabinets, Inc. (“MBCI”), MasterBrand Home Products, LLC (“MasterBrand Home”), and Norcraft Companies, L.P. (collectively, “MasterBrand Businesses”) until January 1, 2023. As a result of the Separation and effective January 1, 2023, all of the participants employed by the MasterBrand Businesses and the assets and liabilities attributable to those participants were transferred to the MasterBrand, Inc. Retirement Saving Plan, a tax-qualified plan maintained by MasterBrand, and each of the MasterBrand Businesses was removed as participating employers of the Plan. To effect the transfer, participants employed by the MasterBrand Businesses were not permitted to make contributions to the Plan beginning December 3, 2022.

The Company acquired Larson in December 2020. Effective in January 2022, Larson participants and their account balances were transferred from the Larson Manufacturing and Affiliates 401(k) Plan (the “Larson Plan”) to the Plan. The Company acquired Solar in February 2022, which maintained the Solar Innovations, Inc. 401(k) Profit Sharing Plan (the “Solar Plan”). In July 2022, the Solar Plan was merged into the Plan and the employees of Solar became employees of Therma-Tru. On June 20, 2023, Fortune Brands acquired Emtek and August and the employees became eligible to participate in the Fortune Brands Innovations, Inc.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

Retirement Savings Plan. In September 2023, Emtek and August participants account balances and loans were transferred from the ASSA ABLOY Inc, Retirement Savings Plan into the Plan.

The Plan’s assets are held in the Fortune Brands Innovations, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Innovations Hourly Employee Retirement Savings Plan, and the remaining assets of the Larson Manufacturing Company Employee Profit Sharing Plan, for investment purposes. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions and/or Roth 401(k) contributions of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2023 and 2022, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $22.5 and $20.5, respectively. During the year in which a participant attains age 50 (and in subsequent years), the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In 2023 and 2022, participants that met this requirement were permitted to make “catch up” contributions of up to $7.5 and $6.5, respectively.

The Plan permits participants to make after-tax contributions and to elect to automatically make after-tax contributions after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. The sum of tax-deferred contributions, Roth 401(k) contributions, and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru, provided a matching contribution (in varying amounts stated in the Plan document) on a participant’s elective contributions. Therma-Tru provided a Qualified Nonelective Contribution (“QNEC”) to each of its eligible employees.

In 2023 and 2022, each of Fortune Brands, FBWI, Moen, Victoria & Albert, Rohl, Master Lock, and Larson made profit-sharing contributions on behalf of each of their eligible employees. For 2023, August and Emtek also made profit-sharing contributions on behalf of each of their eligible employees. Due to the Separation, participants in the MasterBrand Businesses were not eligible under this Plan to receive profit-sharing contributions for 2022.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to purchase shares of Fortune Brands Common Stock. The Plan has designated the Fortune Brands Common Stock Fund in the Plan as being held by an employee stock ownership plan. As part of the Separation, shareholders of Fortune Brands Common Stock, including Plan participants that invested in the Company stock fund, were entitled to receive one share of MasterBrand, Inc. common stock for every share of Fortune Brands Common Stock (the “Distribution”) held on December 2, 2022. To effect the Distribution, the Plan designated a separate MasterBrand, Inc. Common Stock Fund. As of December 31, 2023, all investment in the MasterBrand, Inc. Common Stock Fund were liquidated. Participants were given the option to redirect investments in the MasterBrand Common Stock Fund into another available fund. If no action was taken to redirect the investment, funds were redirected to the default of the BlackRock LifePath Index Fund W.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant contributions, including rollovers, and Company contributions and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately. QNECs and earnings on those contributions vest immediately. For all Companies that provide a matching contribution, vesting in the matching contribution and earnings on those contributions occurs upon on the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, and (6) after one year of service.

Vesting in matching contributions made on behalf of Rohl employees prior to August 1, 2017 and earnings on those contributions occurs on the first of the following: (1) attainment of age 59-1/2; (2) termination of employment by reason of disability; (3) death; and (4) completion of five years of vesting service. Vesting in matching contributions made on behalf of Fiberon employees prior to November 1, 2019 and earnings on those contributions occurs on the first of the following: (1) termination of employment by reason of disability; (2) death; and (3) completion of five years of vesting service. Vesting in matching contributions made on behalf of Larson employees that were transferred to the Plan effective January 1, 2022 occurs on the first of the following (1) attainment of age 55 while employed; (2) termination of employment by reason of disability; (3) death; and (4) completion of six years of vesting service.

Profit-sharing contributions vest according to varying schedules. For all Companies that provide profit- sharing contributions, except Therma-Tru, vesting in annual profit-sharing contributions and related earnings occurs upon the earliest occurrence of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of vesting service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault; and (6) for Master Lock, FBWI, Moen, Victoria & Albert, Rohl, Larson and Fiberon employees, after three years of service and for Fortune Brands employees that did not have a profit-sharing account balance as of December 31, 2016, according to the following schedules:

If terminated prior to December 31, 2017

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

Number of	Percentage
years of service	vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

If terminated on or after December 31, 2017
Number of	Percentage
years of service	vested
Less than 1	0%
1	20%
2	40%
3 or more	100%

Therma-Tru participants that are eligible to receive profit-sharing contributions in the Plan are 100% vested in profit-sharing contributions at all times.

Forfeitures

Forfeited non-vested accounts totaled $227 and $137 on December 31, 2023 and 2022, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Forfeitures were used to reduce Company contributions by $350 and $150 in 2023 and 2022, respectively. Forfeitures were used to pay $64 and $116 in Plan expenses during 2023 and 2022, respectively.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon death, retirement or other termination of employment and are payable in cash (generally, in a lump sum or installment payments and in some cases, in the form of an annuity) or rolled over (into a traditional or Roth IRA). The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Contributions and Contributions Receivable

The contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan that have not been included in the Plan's investments at year end.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received (i) to sell an asset, or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management follows ASC 820, Fair Value Measurements and Disclosures, which established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.
Quoted prices for similar assets or liabilities in active markets.
2.
Quoted prices for identical or similar assets or liabilities in inactive markets
3.
Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).
4.
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s interest in the Master Trust at December 31, 2023 and 2022 is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2023 and 2022.

The investments held by the Master Trust are valued as follows:

Interest-bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV, as provided by the Trustee, is based on the fair value of the underlying investments held by the funds less their liabilities. As of December 31, 2023 and 2022, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts: Valued based on the underlying holdings which consist of similar investment types as those investments described above. The valuation is consistent and in accordance with the valuation methods described above.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Interest in Master Trust for the investments held in the Master Trust as of December 31, 2023 and 2022, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex- dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation/depreciation, along with dividend income and interest income (excluding interest income on notes receivable from participants) are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Master Trust. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Fortune Brands Common Stock Fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Administrative Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Fortune Brands Innovations, Inc. Defined Contribution Master Trust. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan’s suspense account.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Innovations Hourly Employee Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between Companies. Total transfers to the Plan were $527 and $2,181 during the years ended December 31, 2023 and 2022, respectively. Transfers from the Plan were $113 and $310 during the years ended December 31, 2023 and 2022, respectively.

The plan assets related August and Emtek participants were transferred into the Plan on September 5, 2023 and totaled $31,826.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

As described in Note A, as a result of the Separation, all participants employed by the MasterBrand Businesses were transferred out of the Plan and into the MasterBrand, Inc. Retirement Saving Plan. A total of $262,673 in Net Plan Assets were transferred to the MasterBrand, Inc. Retirement Saving Plan effective January 1, 2023.

The Larson Plan assets related to the salaried employees were transferred to the Plan during January 2022 and totaled $35,795. The Solar Plan assets were transferred to the Plan during July 2022 and totaled approximately $5,833. During 2023, a final transfer of $15 related to Larson Plan assets was made to the Plan.

NOTE D—INTEREST IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan, the Fortune Brands Innovations, Inc. Hourly Employee Retirement Savings Plan and the Larson Plan each have a divided interest in the Master Trust. The value of the Plan’s interest is based on the beginning of the year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis.

The Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets at December 31, 2023 and 2022 were as follows (in thousands):

	2023		2022
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Investments, at fair value
Mutual funds	$ 80,817	$ 73,338	$ 120,739	$ 101,484
Collective trust funds	750,793	596,121	981,083	695,757
Common stock	21,796	20,169	28,187	25,325
Self-directed brokerage accounts	19,438	19,202	23,492	22,537
Total investments	872,844	708,830	1,153,501	845,103
Other receivables	—	—	27	3
Total net assets of the Master Trust	$ 872,844	$ 708,830	$ 1,153,528	$ 845,106

The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2023 and 2022, were as follows:

	2023	2022
Net appreciation (depreciation) in fair value	$133,535	($242,369)
Interest income	148	50
Dividend income	2,564	7,006
Administrative expenses	(760)	(1,789)
Master Trust net investment income (loss)	$135,487	($237,102)

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2023 and 2022:

		2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$80,817	$ —	$ —	$80,817
Common Stock	21,796	—	—	21,796
Self-directed brokerage accounts	14,755	4,683	—	19,438
Total investments in the fair value hierarchy	$ 117,368	$ 4,683	$ —	122,051
Investments measured at NAV
Collective trust funds (a)				750,793
Total investments at fair value				$ 872,844

		2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$120,739	$ —	$ —	$120,739
Common Stock	28,187	—	—	28,187
Self-directed brokerage accounts	19,310	4,182	—	23,492
Total investments in the fair value hierarchy	$ 168,236	$4,182	$ —	172,418
Investments measured at NAV
Collective trust funds (a)				981,083
Total investments at fair value				$1,153,501

(a) Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. Redemption from these funds is permitted with 30-days’ notice and for one fund with 12 to 30 months’ notice. There were no unfunded commitments, liquidity or redemption restrictions related to the common/collective trusts.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Fortune Brands Innovations Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

(Amounts in thousands unless otherwise stated)

NOTE F—TAX STATUS

Effective August 10, 2021, the Internal Revenue Service (“IRS”) determined and informed the Plan by letter, the Plan and related trust as well as all related amendments since December 22, 2017 (the date of the prior determination letter), as then designed, was in compliance with applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE G—RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan's portion of the Master Trust also holds shares of Fortune Brands Common Stock. The Trust held 265 and 392 shares of Fortune Brands Common Stock as of December 31, 2023 and 2022, respectively, with a fair value of $20,166 and $22,388, respectively. As of December 31, 2022, the Master Trust also held shares of MasterBrand, Inc. common stock as the result of the Separation. The Plan’s portion of the Master Trust held 389 shares at a value of $2,937 of MasterBrand, Inc. shares at December 31, 2022. The Plan’s interest in the Master Trust received dividends on Fortune Brands Common Stock of $245 and $2,556 for the year ended December 31, 2023 and 2022, respectively. Notes receivable from participants also qualify as party-in-interest transactions.

The Plan’s portion of fees paid to Fidelity through the Master Trust for recordkeeping and investment management services totaled $492 and $943 for the years ended December 31, 2023 and 2022, respectively.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events through June 28, 2024, which is the date the financial statements were available to be issued.

The plan was amended effective January 1, 2024 to remove the hour requirements to be eligible to make employee deferral contributions or receive employer matching or profit-sharing contributions.

Fortune Brands Innovations Retirement Savings Plan

EIN: 62-1411546 PN:001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023 (Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	value
*	Participants loans - Interest rates ranging from 4.25% to 9.50%		$ 9,217

* Indicates a party-in-interest to the Plan.

** Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS INNOVATIONS RETIREMENT SAVINGS PLAN
June 28, 2024	By:	/s/ Kristin E. Papesh
Kristin E. Papesh
Employee Benefits Committee of Fortune Brands Innovations, Inc.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm